Mail Stop 4561

July 8, 2008

By U.S. Mail and Facsimile to: (202) 457-6315

David L. Cox
Chairman of the Board, President and Chief Executive Officer
Emclaire Financial Corp.
612 Main Street
Emlenton, PA 16373

> **Re:** **Emclaire Financial Corp.**
> **Registration Statement on Form S-1**
> **Filed June 27, 2008**
> **File No. 333-151993**

Dear Mr. Cox:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Please advise whether the company intends to submit the conversion merger or the offering to a vote of its security holders. If not, please state briefly the facts relied upon to make such determination.

2.   Please include a description of the interests, if any, of management, the board of

directors and any affiliates of Elk County in the conversion merger and the offering. Please also discuss the company's intentions with respect to the operations of Elk County following the conversion merger, including, for example, whether the employees of Elk County will retain their positions at the bank.

Summary

The Offering, page 1

3.   Noting that the company has relied upon an independent appraisal in determining the required minimum number of shares that must be sold in the offering, please file such appraisal as an exhibit to the registration statement.

The Conversion Merger, page 2

4.   Please revise to clarify, if accurate, that the 1,000 shares of common stock of Elk County to be acquired by the company will constitute all of the issued and outstanding shares of Elk County at the time of the conversion merger.

5.   Please supplementally advise us, and disclose if material, to what extent the company will record a gain or loss on the acquisition of the 1,000 shares of common stock of Elk County for $1.00 per share.

6.   Please supplementally advise us which exemption from registration will be claimed and state briefly the facts relied upon to make the exemption available with respect to the sale of Elk County common stock to the company.

Reasons for the Offering and the Conversion Merger, page 3

7.   Please expand your discussion on the reasons the board of directors of Elk County determined to pursue the conversion merger. For example, please discuss when such determination was made, what alternative transactions were considered and to what extent the members of Elk County were involved in the determination.

Conditions to Complete the Offering and the Conversion Merger, page 3

8.   Noting that the approval of the conversion merger by the members of Elk County is a condition to complete the offering, please discuss in greater detail the anticipated timing of events. For example, clarify whether the prospectus will be mailed to Elk County members after the special meeting or if it will be mailed simultaneously with the mailing of the proxy statement related to the special meeting.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration

David L. Cox
Emclaire Financial Corp.
July 8, 2008
Page 4

of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

                Sincerely,

                Michael R. Clampitt
                Staff Attorney

cc: Kevin M. Houlihan, Esquire
       Agata S. Troy, Esquire
       Patton Boggs LLP
       2550 M Street, NW
       Washington, DC 20037